Exhibit 4.31

Date 30 January 2017

DIVERSIFIED GAS & OIL PLC

- and -

RUSTY HUTSON

SERVICE AGREEMENT

WATSON FARLEY

&

WILLIAMS

INDEX

Clause		Page

1	DEFINITIONS	1
2	APPOINTMENT	2
3	PERIOD OF APPOINTMENT	3
4	DUTIES OF EXECUTIVE	3
5	INTELLECTUAL PROPERTY	8
6	CONFIDENTIALITY	9
7	EMAIL AND INTERNET	11
8	DATA PROTECTION	11
9	DELIVERY UP OF THE COMPANY’S PROPERTY	12
10	REMUNERATION AND DEDUCTIONS	13
11	EXPENSES AND OTHER ARRANGEMENTS	14
12	CAR ALLOWANCE	15
13	WORKING HOURS, HOLIDAYS AND VACATION	15
14	BENEFITS	16
15	ILL-HEALTH OR INJURY	17
16	DISCIPLINARY AND GRIEVANCE PROCEDURES	18
17	UNDERTAKING	19
18	TERMINATION FOR CAUSE	19
19	TERMINATION WITHOUT CAUSE	21
20	PAYMENT IN LIEU AND GARDEN LEAVE	22
21	TERMINATION BY THE EXECUTIVE	23
22	DEATH	23
23	LITIGATION	23
24	POST-TERMINATION RESTRICTIONS	24
25	PREVIOUS CONTRACTS	26
26	THIRD PARTIES	26
27	NOTICES	26
28	INTERPRETATION	27
29	VARIATION	27
30	COUNTERPARTS	28
31	GOVERNING LAW AND JURISDICTION	28

Service Agreement

THIS AGREEMENT is made on 30 January 2017

BETWEEN:

(1)	DIVERSIFIED GAS & OIL PLC, a public limited company incorporated under the laws of England and Wales with registered number 09156132 whose registered office is at 15 Appold Street, London, EC2A 2HB (the “Company”); and

(2)	RUSTY HUTSON of 251 Stonegate Dr., Birmingham, AL 35242 (the “Executive”).

IT IS AGREED as follows:

1	DEFINITIONS

1.1	In this Agreement, unless the context otherwise expressly requires, the following expressions shall have the following meanings:

“Accrued Obligations” are as defined in Clause 18.2 of this Agreement;

“Admission” means admission of the Company to trading on AIM;

“Agreement” means this agreement;

“AIM” means the AIM market of London Stock Exchange pie;

“AIM Rules” means the AIM rules for companies published by London Stock Exchange pie;

“Board” means the board of directors of the Company or any duly authorised committee of the Company;

“Commencement Date” means the date of Admission;

“DG&O Corporation” means Diversified Gas & Oil Corporation, a Delaware corporation.

“Director” means any person occupying the position of director, by whatever name called as defined in section 250 of the Companies Act 2006;

“Employment” means the employment established by this Agreement;

“Group” means the Group Companies collectively;

“Group Company” means the Company, DG&O Corporation and any company or entity which is from time to time a direct or indirect subsidiary of the Company, DG&O Corporation or any holding company of the Company or a subsidiary of such holding company;

“Holding Company” and “Subsidiary” shall have the respective meanings ascribed to such expressions by section 1159 of the Companies Act 2006;

“Holiday Year” means the period of twelve consecutive calendar months commencing on 1 January in each year;

“Immigration Employment Document” means an immigration employment document approved by the UK Border Agency which confirms the Executive’s legal position in relation to immigration controls, for example a visa, and any applicable documentation required in any other jurisdiction, including the United States, required for the Group to comply and establish compliance with applicable immigration laws; and

“Intellectual Property Rights” means rights in ideas, know how, confidential information, inventions, processes, products, patents, designs, trademarks, database rights or copyright work or any right to prevent reproduction whether or not any of these is registered and including applications for any such right, matter or thing or registration thereof and all rights or forms of protection of a similar nature or having equivalent or similar effect to any of these which may subsist anywhere in the world.

1.2          The headings in this Agreement are for convenience only and are not to be used as an aid to construction of this Agreement.

1.3          In this Agreement words importing the singular include the plural and vice versa and words importing a gender include every gender.

1.4          Reference to provisions of statutes, rules or regulations shall be deemed to include references to such provisions as amended, modified or re-enacted from time to time.

2             APPOINTMENT

2.1          The Company appoints the Executive and the Executive agrees to serve the Company as Chief Executive Officer, or in such other capacity as the Board may reasonably require. This title is not a job description and may be changed from time to time. In accordance with Clause 4, the Executive also agrees to act as the Chief Executive Officer of DG&O Corporation for such time as the Board may reasonably require.

2.2          The Executive warrants to the Company that by entering into this Agreement he will not be in breach of his existing or any former terms of employment, whether express or implied, or of any other obligation, arrangement, order or contract binding on the Executive.

2.3          The Executive warrants that he knows of no circumstances which may result in proceedings being brought against him by the Financial Conduct Authority, under the provisions of the Financial Services Act 2012 or any similar regulatory authority, whether in the UK or otherwise and that no such proceedings have been threatened or commenced against him.

3             PERIOD OF APPOINTMENT

3.1          Subject to the wider terms and conditions of this Agreement, the Company hereby agrees to employ the Executive, and the Executive hereby agrees to be employed by the Company for an initial fixed term of twelve (12) months commencing on the Commencement Date, unless earlier terminated in accordance with the terms hereof (the “Initial Employment Period”). The Employment shall continue thereafter unless or until terminated by either party giving the other not less than six (6) months’ notice of termination.

3.2          It is acknowledged that immediately prior to the Commencement Date, the Executive was employed by DG&O Corporation from 1 September 2001. This Agreement is in substitution of any previous contract of service or for services between the Executive and DG&O Corporation or any Group Company, which shall be deemed to have been terminated by mutual consent with effect from the Commencement Date (the date of Admission).

4             DUTIES OF EXECUTIVE

4.1          The Executive shall be a director of the Company and, subject always to the directions of the Board, shall carry out such duties in relation to such Group Companies as the Board may from time to time require. The Executive shall, at the request of the Board, and without additional remuneration, act as an officer, member of the board of directors, manager or employee of any Group Company and carry out such duties, and the duties attendant on any such appointment, as if they were duties to be performed by him on behalf of the Company. For the avoidance of doubt, this shall include acting as the Chief Executive Officer of DG&O Corporation for such time as the Board may require.

4.2          The Executive shall perform diligently such duties and exercise such powers consistent with his employment under this Agreement as may from time to time be assigned to or vested in him and shall obey the reasonable and lawful directions of the Board.

4.3          The Executive shall exercise his duties at all times in accordance with his obligations under the Companies Act 2006.

4.4          The Executive shall owe fiduciary duties to any Group Company of which he acts or may act as a director. Such duties shall include, but shall not be limited to, duties of loyalty and good faith and duties to act in the best interests of such Group Company and not to put himself in a position where his interests conflict with those of such Group Company or the Group as a whole.

4.5          The Executive shall at all times use all reasonable endeavours to promote the interests and welfare and maintain the goodwill of the Company and any other Group Company and use all reasonable endeavours to prevent there being anything done which may be prejudicial or detrimental to the Company or any Group Company.

4.6          The Executive shall owe a duty to act honestly in respect of his dealings with the Company and the Group and must not make any secret profit from the Employment or any offices held pursuant to the Employment. Without prejudice to his duties under Clause 4.7 below the Executive shall, as soon as any such interest or conflict situation is apparent, be obliged to disclose to the Board:-

(a)	any interest in any trade, business or occupation whatsoever which is in any way similar to any of those in which the Company or any company in the Group is involved;

(b)	any interest in any trade or business carried on by any supplier or customer of the Company or any company in the Group whether or not such trade, business or occupation may be conducted for profit or gain; and

(c)	any other situation, without limitation, where the interests of the Executive conflict or would potentially conflict with those of the Company.

In the event of a disclosure by the Executive under this Clause 4.6 the Executive hereby agrees to relinquish any such interests forthwith at the request of the Company and/or to act in accordance with any instructions from the Company to resolve any conflict.

4.7          During the Employment the Executive shall not at any time without the prior consent of the Company (not to be unreasonably withheld or delayed), subject to Clause 4.8 below, either solely or jointly or in partnership or association with or as a director, manager, consultant, agent, employee or representative of or for any other person, firm, corporation or other undertaking, be directly or indirectly engaged or concerned or interested in any other business whether or not such business is wholly or partly in competition with any business carried on by the Company or any company in the Group.

4.8          Clause 4.7 shall not preclude the Executive from holding any shares or loan capital (not exceeding 1 per cent. of the shares or loan capital of any class) in any company whose shares are listed or dealt in on a Recognised Investment Exchange as that term is defined in the Financial Services Act 2012 provided always that if such company is a direct business competitor of the Company or any company in the Group, the Executive shall obtain the prior consent of the Board to the acquisition, disposal or variation of such shares or loan capital.

4.9          The Executive shall keep the Board, or any other persons as it may nominate, promptly and fully informed (in writing if so requested) of his conduct of the business or affairs of the Company and its Group Companies and provide such further explanations as the Board may require. The Executive shall make clear written records of all Company transactions in respect of which he is directly involved and comply with all policies and procedures of the Company relating to the conduct of the Company’s and Group’s business.

4.10        The Executive shall use his best endeavours to comply with (to the extent that they are applicable to his duties): (a) every rule of law; (b) every regulation of the London Stock Exchange, AIM (including but not limited to the AIM Rules), any other Recognised Investment Exchange as defined in the Financial Services Act 2012 and any applicable securities and exchange laws, rules and regulations in the United States and any other applicable jurisdictions; (c) every rule or regulation of any competent regulatory authority; and (d) every regulation of the Company for the time being in force in relation to dealings in shares or other securities of the Company or any other member of the Group.

4.11        It is the policy of the Company to comply so far as practicable in the light of the Company’s status as an AIM Company with (a) the Corporate Governance Code for Small and Mid-Sized Companies (and associated guidelines) published by the Quoted Company’s Alliance (the “QCA Code”); and (b) any other published guidelines regarding corporate governance which the Board considers relevant or appropriate. The Executive shall be expected to assist in such compliance. Copies of the Code are available from the Company.

4.12        The Executive shall comply at all times with the share dealing restrictions and disclosure requirements of the EU Market Abuse Regulations (596/2014) (“MAR”). The Executive will be obliged at all times to comply both with the technical requirements and with the spirit of the share dealing code adopted by the Company in relation to dealing in the Company’s publicly traded or quoted securities (the “Code”) and any other such code as the Company may adopt from time to time which sets out the terms for dealings by directors in the Company’s publically traded or quoted securities. The Code is separate from the insider dealing provisions contained in Part V of the Criminal Justice Act 1993 and from the market abuse provisions contained in MAR as amended from time to time and the Executive may not at any time enter into any transaction or make any statement which contravenes those Acts irrespective of whether this should also breach the Code; and

4.13        The Executive shall comply at all times with the terms of the Financial Conduct Authority’s Disclosure Rules and Transparency Rules with regard to disclosure of transactions in the Company’s shares.

4.14        The Executive shall immediately disclose to the Company any breach of his obligations under this Agreement. The Executive shall as soon as reasonably practicable disclose any breach of any obligation owed by any employee of the Company or any Group Company, to the extent that it is within the Executive’s knowledge.

4.15        The Executive agrees to comply with the Company’s articles of association, all applicable laws relating to the Executive’s Employment and role as a Director and will endeavour to comply, so far as is practicable given the size, stage of development and board composition of the Company, with the highest standards of corporate governance and the UK Corporate Governance Code as published or amended from time to time. The Executive agrees to comply so far as practicable in the light of the Company’s status as an AIM listed Company with the QCA Code and any other published guidelines regarding corporate governance which the Board considers relevant or appropriate.

4.16        The Executive shall:

(a)	comply with all applicable laws, regulations, codes, policies and sanctions relating to anti-bribery and anti-corruption including but not limited to the Bribery Act 2010 and all similar laws, regulations, codes, policies and sanctions applicable in the United States and any other applicable jurisdictions;

(b)	not engage in any activity, practice or conduct which would constitute an offence under the anti-bribery and anti-corruption law of any relevant country or jurisdiction thereof and sections 1, 2 or 6 of the Bribery Act 2010 if such activity, practice or conduct had been carried out in the UK or abroad;

(c)	comply with the Company’s anti-bribery and anti-corruption policies in each case as the Company may implement and/or update from time to time;

(d)	immediately notify the Company if a foreign public official becomes his employee (and the Executive warrants that he has no foreign public officials as employees at the date of this Agreement); and

(e)	ensure that all persons associated with him or other persons who are performing services or providing goods in connection with this Agreement comply with this Clause 4.16.

Breach of the provisions of this Clause 4.16 shall constitute a fundamental breach of the Executive’s obligations under this Agreement for the purposes of Clause 18.1 (Termination for Cause) below.

4.17        The Executive shall not knowingly make any adverse or misleading public statement whether written or oral or otherwise relating to the affairs of the Company or any Group Company nor shall he write any article or make any comment on any matter concerning the business of the Company or any Group Company without the prior consent of the Board or the Company’s Chief Executive Officer.

4.18        The Executive’s initial primary place of employment shall be the Group’s premises at Birmingham, Alabama. The Executive agrees that the Company may change the Executive’s place of work, provided that, if this requires the Executive to relocate, reasonable relocation expenses are paid by the Company. In addition, the Executive may be required to travel and work on the business of the Company both inside and outside the United States and the United Kingdom.

5              INTELLECTUAL PROPERTY

5.1          All Intellectual Property Rights devised, developed or created by the Executive during the period of his employment with the Company or any member of the Group and relating to the business of the Company and/or the Group shall belong to, and be the absolute property of the Company or such other member of the Group as the Company may nominate. To the extent that such Intellectual Property Rights are not otherwise vested in the Company, the Executive hereby assigns the same to the Company, together with all related past and future rights to action.

5.2          It shall be part of the normal duties of the Executive to consider in what manner and by what new methods or devices, products, services, processes, equipment or systems of the Company and each Group Company might be improved, and promptly to give to the Board full details of any invention, discovery, design, improvement or other matter or work whatsoever in relation thereto which the Executive may from time to time make or discover during the course of the Executive’s employment with the Company, and to further the interests of the Company in relation to the same.

5.3          The Executive shall at the request and cost of the Company do all things necessary or desirable and execute all and any documents required to give the Company, or such other member of the Group as the Company may nominate, title to the Intellectual Property Rights vested or assigned under Clause 5.1. The obligation contained in this Clause 5.3 shall continue to apply after the termination of the Executive’s employment with the Company without limit in point of time. In addition, by entering into this Agreement the Executive irrevocably appoints the Company to act upon his behalf to execute any document and do anything in the name of the Executive for the purpose of giving the Company or its nominee the full benefit of this Clause 5 or the Company’s entitlement under statute.

5.4          The Company may edit, copy, add to, take from, adapt, alter and translate the product of the Executive’s services in exercising the rights vested or assigned under Clause 5.1.

5.5          To the full extent permitted by law, the Executive irrevocably and unconditionally waives any moral rights the Executive may otherwise have under sections 77 to 85 inclusive of the Copyright Designs and Patents Act 1988 and any equivalent provisions of law anywhere in the world, including the United States and any state thereof, in relation to the rights referred to at Clause 5.1.

5.6          The Executive must not knowingly do or omit to do anything which will or may have the result of preventing the Company from enjoying the full benefits of ownership of the Intellectual Property Rights vested or assigned under Clause 5.1.

5.7          The Executive must not at any time make use of the Company’s property or documents or materials in which the Company owns the Intellectual Property Rights for any purpose which has not been authorised by the Company.

5.8          Each of the provisions of this Clause 5 is distinct and severable from the others and if at any time one or more of such provisions is or becomes invalid, unlawful or unenforceable (whether wholly or to any extent), the validity, lawfulness and enforceability of the remaining provisions (or the same provision to any other extent) of this Clause 5 shall not in any way be affected or impaired.

6             CONFIDENTIALITY

6.1          During the course of the Employment, the Executive will have access to and become aware of information which is confidential to the Company. Without prejudice to his common law duties, the Executive undertakes that he will not, save in the proper performance of his duties, make use of, or disclose to any person, (including for the avoidance of doubt any competitors of the Company), any of the trade secrets or other confidential information of or relating to the Company, and/or any user of the Company’s services and/or to any company, organisation or business with which the Company is involved in any kind of business venture or partnership, or any other information concerning the business of the Company which he may have received or obtained in confidence while in the service of the Company. The Executive will use his best endeavours to prevent the unauthorised publication or disclosure of any such trade secrets or confidential information.

6.2          This restriction shall continue to apply after the termination of the Executive’s employment without limit in point of time but, both during the Executive’s employment and after its termination, shall cease to apply to information ordered to be disclosed by a court or tribunal of competent jurisdiction or otherwise required to be disclosed by law or to information which becomes available to the public generally (other than by reason of the Executive breaching this Clause 6). Nothing in this Clause 6 will prevent the Executive making a “protected disclosure” within the meaning of the Public Interest Disclosure Act 1998 or any other similarly applicable law in any other jurisdiction.

6.3          For the purposes of this Agreement confidential information shall include, but shall not be limited to:-

(a)	the Company’s corporate and marketing strategy and plans, and business development plans;

(b)	budgets, management accounts, bank account details and other confidential financial data of the Company;

(c)	business sales and marketing methods, confidential techniques and processes used for development of the Company’s products and services;

(d)	details of products and services being developed by the Company, including research and development reports, confidential aspects of the Company’s computer technology and systems, confidential algorithms developed or used by the Company, confidential information relating to proprietary computer hardware or software (including updates) not generally known to the public and details of IP solutions to accompany the Company’s products;

(e)	confidential methods and processes, information relating to the running of the Company’s business which is not in the public domain, including details of salaries, bonuses, commissions and other employment terms applicable within the Company;

(f)	the names, addresses and contact details of any customers or prospective customers of the Company including customer lists in whatever medium this information is stored and the requirements of those customers or the potential requirements of prospective customers for any of the Company’s products or services. Without prejudice to the foregoing, this includes personal information provided to the Company by visitors to and users of any of its websites;

(g)	the terms on which the Company does business with its advertisers, customers and suppliers, including any pricing policy adopted by the Company and the terms of any partnership, joint venture or other form of commercial co-operation or agreement the Company enters into with any third party;

(h)	software and technical information necessary for the development, maintenance or operation of any of the Company’s websites and the source code of each website; and

(i)	any other information in respect of which the Company is bound by an obligation of confidence owed to a third party, in particular the content of discussions or communications with any prospective customers or prospective business partners.

6.4          The Executive also agrees that he will not, during the course of the employment or at any time thereafter either make or publish, or cause to be made or published, to anyone in any circumstances any statement (whether of fact, belief or opinion) which directly or indirectly disparages, is harmful to or damages the reputation or standing of the Company or any Group Company or any of its directors, officers, employees, agents or shareholders.

6.5          In this Clause 6, any reference to “Company” includes any “Group Company” as defined in Clause 1.1 and the Executive’s undertaking to the Company in Clause 6.1 is given to the Company for itself and as trustee for each Group Company.

6.6          The provisions of this Clause 6 shall be without prejudice to the Executive’s duties at common law.

7              EMAIL AND INTERNET

7.1          The Executive must comply with any email and internet policy operated by the Company from time to time.

8              DATA PROTECTION

8.1          In order to keep and maintain records relating to the Employment it shall be necessary for the Company to record, keep and process personal data (including sensitive personal data) relating to the Executive. This data may be recorded, kept and processed on computer and in hard copy form. To the extent that it is reasonably necessary in connection with the Employment and the performance of the Company’s responsibilities as an employer, the Company may be required to disclose this data to others, including other employees of the Company, Group Companies, the Company’s professional advisers, Her Majesty’s Revenue and Customs, the Internal Revenue Service of the United States and other authorities. The Executive consents to the recording, processing, use and disclosure by the Company of personal data relating to the Executive as set out above. This does not affect the Executive’s rights as a data subject or the Company’s obligations and responsibilities under the Data Protection Act 1984 and/or the Data Protection Act 1998.

8.2          The Executive acknowledges that for the purposes of the Company’s administration the Company processes certain personal information concerning the Executive. By signing this Agreement, the Executive consents to this processing, disclosure and transfer of his personal data both within and outside the European Economic Area for the purpose of obtaining and/or carrying out work for customers or for the purpose of any sale and/or potential sale of shares in the Company or any Group Company or for the purpose of any potential transfer under the Transfer of Undertakings (Protection of Employment) Regulations 2006. For the purposes of this Clause 8 disclosure includes disclosing information to potential purchasers, investors and their advisers or to customers or potential customers.

8.3          The Executive gives his consent to the processing of data for the purposes of diversity monitoring.

8.4          The Executive acknowledges that he will have access to personal and sensitive data relating to other employees of the Company and agrees to comply with the Company’s policies regarding data protection at all times.

8.5          The Executive acknowledges that any of the data referred to in this Clause 8 may be transferred to the Company’s or any Group Company’s offices outside the European Economic Area from time to time.

9             DELIVERY UP OF THE COMPANY’S PROPERTY

9.1          The Executive shall not, except in the proper performance of his duties, or with the Company’s permission, remove any property belonging or relating to the Company or any Group Company from the Company’s or Group Company’s premises, or make any copies of documents or records relating to the Company’s or any Group Company’s affairs.

9.2          Upon the Company’s request at any time, and in any event on the termination of the Employment, the Executive shall:

(i)	immediately deliver up to the Company or its authorised representative all books, documents, papers (including copies and extracts), IT back-up data, records, tapes, discs, CD ROMs, data keys, PDAs, scanners, mobile telephones, RSA secured tokens, credit cards, keys or other property of or relating to the Company’s business including any Company computer of whatever type in the Executive’s possession.

(ii)	confirm in writing, if requested by the Company, that he has not retained and shall not retain any copies of the items referred to above and has complied with all his obligations under this Clause 9.

(iii)	where applicable inform the Company of all passwords and other codes used by the Executive to access any part of the Company’s computer system (or that of any Group Company); and

(iv)	delete from any hard disc and/or other personal storage media (including cloud storage) used by the Executive on a computer of whatever type at his home, or at any location other than the Company’s premises, or those of any Group Company, any data which relates in any way to the Company, Group Company, or to any officer, employee, customer, supplier or shareholder of the Company or any Group Company.

9.3           If the Executive has any information relating to the Company or the Group or work he has carried out for the Company or any Group Company which is stored on a computer of whatever type, whether or not the computer is owned by the Company or a Group Company, and/or which is stored in any other form of personal storage media (including cloud storage), the Company shall be entitled to download the information and/or supervise its deletion from the computer or other storage media concerned.

10            REMUNERATION AND DEDUCTIONS

10.1       The Executive shall receive during the continuance of the Employment a salary at the rate of US$300,000 per annum, or such higher rate as may be agreed in writing. Such salary is to accrue on a day-to-day basis payable (and shall be subject to withholding and other deductions for tax and social security contributions and any other applicable withholding and deductions under all applicable laws) in accordance with the Company’s normal payroll practices. Such salary shall include any sums receivable as Director’s fees or other remunerations from any Group Company. The undertaking of a salary review does not confer a contractual right (whether express or implied) to any increase in salary. An increase in salary one year will not guarantee an increase in salary in any subsequent year or years. For avoidance of doubt, the Executive confirms that any compensation and benefits to which he is entitled under this Agreement or otherwise received from the Group are subject to any and all applicable withholding and deductions for tax and social security contributions and any other applicable withholdings and deductions under all applicable laws.

10.2        Payment of salary to the Executive may be made either by the Company or by another Group Company and, if by more than one company, in such proportion as the Board may from time to time decide. All payments hereunder shall otherwise be made in accordance with the policies of the Group Company making such payment applicable to other employees of the Company generally.

10.3        The Executive agrees as a term of the Employment with the Company that the Company will be entitled at any time during the Employment or in any event on the termination of the Employment to deduct from his actual total compensation any monies due from him to the Company including but not limited to:

(a)           any debt or advance owed by the Executive to the Company;

(b)           any deduction relating to holiday taken in excess of entitlements;

(c)           any deduction in respect of contributions toward benefits provided to the Executive by the Company;

(d)           any other money owed by the Executive to the Company; and

(e)           any other amounts required by applicable tax and other laws in all applicable jurisdictions.

11           EXPENSES AND OTHER ARRANGEMENTS

11.1        The Company shall refund the Executive all reasonable expenses wholly and exclusively incurred by him in the proper performance of the Company’s or the Group’s business provided that the Executive produces to the Company such evidence of actual payment as the Company reasonably requires. Any credit card or similar facility supplied to the Executive by the Company shall be used solely for expenses incurred by him in the course of the Employment.

11.2        The Company reserves the right in its sole discretion not to reimburse expenses incurred within 30 days of the Executive giving notice to resign or terminate the Employment, unless authorised in advance by the Company.

11.3        For the duration of his Employment, the Company shall provide the Executive with an office at his normal place of work, a personal computer for business use, and such other equipment or resources as are reasonably necessary to enable to the Executive to carry out his duties pursuant to this Agreement.

12           CAR ALLOWANCE

12.1        Whilst the Executive remains employed by the Company, he will be eligible for a car allowance of US$1000 per month for up to the first 24 months of his Employment pursuant to this Agreement. The car allowance shall be subject to withholdings and deductions for tax and social security contributions and any other applicable withholdings and deductions under all applicable laws.

13           WORKING HOURS, HOLIDAYS AND VACATION

13.1        The Company’s usual business hours are Monday to Friday, 8.00 am to 5.00 pm (US Central Standard Time or Eastern Time, as applicable based upon the Executive’s location, when working in the US), although the Company reserves the right to vary these start and finish times according to business needs.

13.2        The Executive shall devote the whole of his time, attention and abilities to his duties hereunder during the Company’s usual business hours and such additional hours as may from time to time be reasonably necessary for the proper performance of his duties. This may include working in the evenings outside normal office hours, at weekends or on public holidays. The Executive shall not be entitled to receive any additional remuneration for work outside the Company’s usual business hours.

13.3        The Executive shall be entitled to paid public holidays recognized by the Group applicable to employees of the Group located in the United States generally and to paid vacation in accordance with the policies of the Group applicable to other employees of the Company located in the United States generally, but not more than twenty (20) days of paid vacation. Any vacation shall be taken at such reasonable time or times as the Board may approve and the Executive shall use reasonable efforts to schedule vacation at times that does not cause unnecessary disruption to the Group’s operations. Vacation may only be taken during the notice period if either the Company so requires or the Board has approved the holiday after notice has been served.

13.4        Vacation entitlement shall accrue pro rata during each Holiday Year. Any entitlement to vacation remaining at the end of any Holiday Year may not be carried forward to the next succeeding Holiday Year.

13.5        If the Executive has vacation entitlement accrued but not taken, the Company may, in its sole discretion, require him to take some or all of his vacation entitlement during his notice period or pay him a sum in lieu of accrued holiday on termination. If, on the termination of the Employment, the Executive has exceeded his accrued holiday entitlement, the Company reserves the right to deduct the cost of such excess from any sums due to the Executive from the Company. A day’s holiday pay for these purposes shall be 1/260 of the Executive’s annual basic salary at the relevant time.

13.6       The Company may require the Executive to take holidays at a certain time and for a specified period of time if, for example, regulatory reasons or local business reasons make this advisable.

14           BENEFITS

14.1        Subject to each arrangement’s eligibility requirements, Executive shall be entitled to participate in all employee benefit plans, programs, practices or arrangements of the Company in which other employees of the Company located in the United States are eligible to participate from time to time, including, without limitation, any qualified or non-qualified pension, profit sharing and savings plans, any death benefit and disability benefit plans, and any medical, dental, health and welfare insurance plans.

14.2        Any payments made under the schemes or plans referred to in Clause 14.1 shall cease upon the termination of the Executive’s Employment for whatever reason. The provision of any insurance scheme does not in any way prevent the Company from lawfully terminating the Employment in accordance with the provisions of this Agreement, even if to do so would deprive the Executive of membership of, or cover under any such insurance scheme and even if the Executive is still in receipt of benefits under the provisions of any such scheme or plan at the date of termination of the Employment.

14.3        The Company shall maintain for the Executive Directors’ and Officers’ insurance in respect of those liabilities which he may incur as a director or officer of the Company or any other Group Company for which such insurance is normally available to the Company in respect of its directors.

14.4        The Company reserves the right to terminate its participation in the schemes or plans referred to in this Clause 14 or to substitute other schemes or plans or to alter the benefits available under any scheme or plan. In the event of reduction or discontinuance of any scheme or plan provided for in this Clause 14 or any of such scheme benefits or plan benefits, the Company shall be under no obligation to replace the same with identical or similar such benefits. For the avoidance doubt, this Clause 14.4 shall be without prejudice to the Executive’s entitlement to benefits otherwise expressly provided for by this Agreement.

15            ILL-HEALTH OR INJURY

15.1        The Executive shall be entitled to ten 10 days of paid sick leave (based on base salary only) for the care of the Executive or other immediate family member per calendar year. If the Executive is absent from work on medical grounds, he is required to notify the Company by telephone on the first morning of his absence or as soon as reasonably practicable thereafter. If the absence continues the Executive is under a duty to keep the Company informed at least once a week of the current state of his health, the progress of any treatment being undertaken, and the likely date of return to work. If the Executive is absent from work for more than seven (7) consecutive days, he must submit to the Company a medical certificate signed by a practising medical practitioner. Thereafter, the Executive shall submit further medical certificates to cover the whole of his period of absence. Upon the Executive informing the Company that he is well enough to return to work, the Company reserves the right to require the Executive to produce a report from his own medical practitioner or an independent doctor nominated by the Company, whichever may be required by the Company, to certify the Executive’s fitness to return. On his return to work the Executive shall, in any event, complete a self-certification sickness form.

15.2        Notwithstanding the wider provisions of this Agreement, in the event that the Executive is incapacitated by reason of ill health or accident from performing his duties hereunder for a period or periods exceeding 90 working days in any 12 month period then:

(a)	the Company shall automatically become entitled to appoint a temporary successor to the Executive to perform all or any of the duties required to be performed by the Executive under the terms of this Agreement and the Executive’s duties shall be amended temporarily accordingly; and

(b)	the Employment of the Executive may be subject to termination by the Company giving to the Executive:

(i)	not less than thirteen weeks’ notice in writing; or

(ii)	written notice that his Employment is being terminated with immediate effect and that he will be paid his ordinary salary in lieu of thirteen weeks’ notice.

15.3        Where the Executive’s employment terminates pursuant to Clause 15.2(b), he shall be entitled to be paid his Accrued Obligations in a lump sum within forty-five (45) days following the termination of his employment. Where the Company exercises its right to pay in lieu of notice, he shall be entitled to be paid in lieu of his thirteen week notice entitlement at the same time.

15.4        It is a condition of the Employment that the Executive consents to an examination by an independent doctor nominated by the Company or Company doctor if the Company doctor has not previously had care of the Executive should the Company so require.

15.5        This Clause 15 shall be subject to all applicable employment laws in force in the United States including but not limited to the Family Medical Leave Act, and American with Disabilities Act. In the event of a conflict between the terms of this Agreement and any applicable United States employment law, such law shall prevail.

16           DISCIPLINARY AND GRIEVANCE PROCEDURES

16.1        The Company’s disciplinary and grievance procedures are available separately. They do not have contractual effect or otherwise form part of this Agreement.

17           UNDERTAKING

17.1        If an offer of employment or engagement is accepted by the Executive from any person, company or organisation, either during the continuance of the Employment or during the continuance in force of any of the restrictions contained in Clause 24, which, if accepted, would or might render the Executive in breach of any of the provisions of this Agreement, the Executive hereby agrees and undertakes that he will immediately provide a full and accurate copy of this Agreement to such person, company or organisation and that he will inform the Board of the identity of the person, company or organisation and provide such details of the offer of employment or engagement as are relevant to the restrictions in Clause 24.

18           TERMINATION FOR CAUSE

18.1        The Company may terminate Executive’s employment at any time during the term of this Agreement for Cause (as hereinafter defined) effective immediately upon written notice to Executive. Such notice shall specify that a termination is being made for Cause and shall state the basis therefor. In such event, the Company shall have no further obligation under this Agreement from and after the effective date of termination, except for any provisions that expressly survive termination of employment, and the Company shall have all other rights and remedies available under this Agreement, at law or in equity.

18.2        If Executive’s employment is terminated for Cause by the Company, Executive shall be entitled to receive payment of the sum of:

(a)	Executive’s ordinary salary through to the date of termination to the extent not previously paid; and

(b)	pay in lieu of any accrued but untaken vacation to the date of termination to the extent not previously paid;

together, the “Accrued Obligations”, which Accrued Obligations shall be paid to the Executive in a lump sum within forty-five (45) days following Executive’s termination of employment.

18.3        For purposes of this Agreement, termination for “Cause” shall be defined as a determination by the Board that Executive:

(a)	has been indicted for, convicted for, pleaded guilty to, or pleaded nolo contendre to a felony criminal offence (whether or not in connection with the performance by the Executive of his duties of employment with the Company;

(b)	has misappropriated or embezzled any material funds or property of the Company, committed a material fraud with respect to the Company, or engaged in any material act or acts of dishonesty relating to his involvement with the Company that results or is intended to result in his direct or indirect personal gain or enrichment at the expense of the Company;

(c)	has through willful misconduct or gross negligence engaged in an act or course of conduct that causes material injury to the Company;

(d)	has willfully refused or willfully and consistently failed to perform Executive’s obligations under this Agreement;

(e)	is not devoting all of his working time and/or effort to the business and affairs of the Company and such failure to devote his full working time and/or effort is having a detrimental effect on Company’s business, operations or financial condition, as determined in the reasonable discretion of the Board, in each case after written notice from the Board of such failure and such failure has not been cured within thirty (30) days after Executive’s receipt of such notice;

(f)	has knowingly and intentionally committed a material breach of any provision of this Agreement or of any policy adopted by the Board;

(g)	has knowingly and intentionally violated any laws, rules or regulations of any governmental or regulatory body material to the business of the Company, has knowingly and intentionally breached his fiduciary duty, or knowingly and intentionally engaged in an act or course of conduct that causes material injury to the Company;

(h)	has been disqualified from acting as a director, or is no longer eligible or legally able to act as a director under the laws of England and Wales or any other applicable law;

(i)	is guilty of a breach of the requirements, rules or regulations as amended from time to time of the London Stock Exchange pie, the FCA, MAR and any directly applicable regulation made under that Regulation or any regulatory authorities relevant to the Company or any Group Company or any code of practice, policy or procedures manual issued by the Company (as amended from time to time) relating to dealing in the securities of the Company and any Group Company.

19           TERMINATION WITHOUT CAUSE

19.1        Upon expiry of the Initial Employment Period, the Company may terminate Executive’s employment for any reason other than for Cause by giving contractual notice to the Executive. Then upon termination the Company shall, subject to the wider provisions of this Agreement, pay to the Executive the Accrued Obligations in a lump sum within forty five (45) days following Executive’s termination of employment.

19.2        The Executive shall have no claim against the Company if this Agreement is terminated by reason of the liquidation of the Company for the purpose of reconstruction or amalgamation and the Executive is offered employment with any concern or undertaking resulting from such reconstruction or amalgamation on terms which are substantially the same as the terms of this Agreement.

19.3        On the termination of the Employment, howsoever arising, the Executive shall forthwith or at any time thereafter at the request of the Company, resign from all offices held by him in any company in the Group (including all directorships) together with any other offices or memberships held by him by virtue of the Employment. Should the Executive fail to resign within seven days of being so requested, the Company is irrevocably authorised to appoint some person as his attorney to sign upon his behalf any document or do anything necessary or requisite to give effect thereto.

19.4        On termination of the Employment however arising and whether lawfully or unlawfully the Executive shall not be entitled to any compensation for the loss of any shares or bonus to which he may otherwise be entitled pursuant to this Agreement or to any compensation for the loss of rights or benefits under any restricted stock agreement, share option, share scheme, bonus scheme, long-term incentive plan or other profit sharing scheme or similar arrangement operated by the Company or any Group Company in which he may participate.

19.5        The Executive shall not knowingly at any time during or after the termination of the Employment make any untrue or misleading statement in relation to the Company or the Group nor, in particular, after the termination of the Employment represent himself as being employed by or connected with the Group.

20           PAYMENT IN LIEU AND GARDEN LEAVE

20.1        The Company reserves the right in its absolute discretion to terminate the Employment at any time with immediate effect by giving written notice to the Executive that the Company is exercising its right to terminate the Employment with immediate effect and make a payment in lieu of the balance of the Initial Employment Period (if any) and the Executive’s notice entitlement. The payment in lieu of notice shall be calculated by paying the Executive’s ordinary salary in lieu of notice. The Company shall not, under any circumstances, be obliged to make a payment in lieu of notice.

20.2        For the avoidance of doubt, where the Company exercises its right to make a payment in lieu of the balance of the Initial Employment Period (if any) and the Executive’s notice entitlement, the Executive shall additionally be entitled to be paid for the Accrued Obligations.

20.3        If either party serves notice on the other to terminate the Employment, the Company may require the Executive to take “garden leave” for all or part of the remaining period of his employment. If the Executive is asked to take garden leave he:

(a)	may not attend at his place of work or any other premises of the Company and/or any Group Company unless at the Company’s written request;

(b)	may not contact any clients, customers, suppliers or contacts of the Company without the Company’s prior written permission;

(c)	may be required not to carry out all or any of his normal day to day duties for the remaining period of the Employment or any part thereof;

(d)	may be assigned to other duties or have powers vested in him withdrawn;

(e)	must comply with his duty to deliver up Company property; and

(f)	must remain contactable by telephone on a daily basis during any period of absence from work, and may not take holiday, save with the Company’s prior written consent (such consent not to be unreasonably withheld).

20.4        The Company may also give the Executive notice to terminate his employment during the Initial Employment Period and place him on garden leave for the balance of the Initial Employment Period and his notice entitlement.

20.5        Where the Executive is placed on garden leave, he shall remain entitled to his ordinary contractual remuneration and benefits for the duration of his garden leave.

20.6        It is expressly agreed between the parties that, during any period of garden leave, the mutual duties of good faith and trust and confidence, and the Executive’s duty of fidelity to the Company, shall continue during any period that the Executive is not required to attend work.

21           TERMINATION BY THE EXECUTIVE

21.1        Where, upon expiry of the Initial Employment Period, the Executive gives contractual notice to terminate his employment, he shall be entitled to be paid for the Accrued Obligations in a lump sum within forty five (45) days following termination of employment.

22           DEATH

22.1        The Executive’s employment shall terminate immediately upon the death of the Executive and in such an event his personal representative or heirs shall be entitled to receive payment (only) of the Accrued Obligations in a lump sum within 45 days following termination of employment.

23           LITIGATION

23.1        The Executive agrees to provide the Company with such reasonable assistance as it may reasonably require in the conduct of any legal proceedings in which the Company or any Group Company is involved and/or in relation to any investigation of the operations or activities of the Company and/or any Group Company by any regulatory, judicial or fiscal body or authority in relation to which the Company reasonably believes that the Executive may be able to provide assistance, subject to the payment by the Company of the Executive’s reasonable expenses incurred in providing such co-operation and the Company shall also compensate the Executive at reasonable rates for any loss of income he/she incurs as a result of providing such co-operation. The obligations of the Executive under this Clause shall continue to apply after the termination of the Executive’s employment.

24           POST-TERMINATION RESTRICTIONS

24.1        Within this Clause the following words shall have the following meanings:

“Competitive Business” shall mean any business or activity similar to or in competition with that carried on by the Company or any other Company in the Group at the Termination Date in which the Executive shall have been directly concerned at any time in the Contact Period; “Contact Period” shall mean the 12 month period ending with the Termination Date; “Customer Connection” shall mean any person, firm, company or other organisation who:

(a)	was at any time in the Contact Period a client or customer of the Company; or

(b)	was at the Termination Date negotiating with the Company with a view to dealing with the Company as client or customer.

“Skilled Employee” shall mean any person who was:

(a)	employed by the Company; or

(b)	contracted to render services to the Company;

during the Contact Period and who was so engaged on the Termination Date and who could materially damage the interests of the Company or any Group Company if they were involved in any capacity with a Competitive Business;

“Supplier” shall mean any person, firm, company or other organisation supplying goods to the Company or negotiating with the Company at the Termination Date with a view to supplying goods to the Company, where alternative sources of supply on equivalent terms would not be generally available to the Company or where the interference with any such supplier may be anticipated to cause damage to the Company;

“Termination Date” shall mean the date of termination of the Executive’s Employment under this Agreement; and

“Territory” shall mean the geographic areas in the United States, the United Kingdom and/or any other place in which any Company Group has a business location, owns oil and gas assets, conducts business and/or carries on business activities, and any area within 200 miles of any such geographic area or place of business of the Company.

24.2        The Executive shall not during the period of 12 months after the Termination Date, directly or indirectly, either on his own account or otherwise, canvass or solicit business in competition with the Company from any Customer Connection with whom the Executive shall have had material dealings in the Contact Period in the course of his Employment.

24.3        The Executive shall not during the period of 12 months after the Termination Date, either on his own account or otherwise, do business in competition with the Company with any Customer Connection with whom the Executive shall have had material dealings in the Contact Period in the course of his Employment.

24.4        The Executive will not during the period of 12 months after the Termination Date, in competition with the Company, either on his own account or otherwise, accept the supply of goods or directly or indirectly interfere with or seek to interfere with the continuance of the supply of goods to the Company from any Supplier with whom the Executive shall have had material dealings in the Contact Period in the course of his employment.

24.5        The Executive shall not, during the period of 12 months after the Termination Date, directly or indirectly, induce or seek to induce any Skilled Employee, with whom the Executive shall have had material dealings in the course of his duties hereunder in the Contact Period, to leave the Company’s employment, whether or not this would be a breach of contract on the part of such employee or offer employment or an engagement to any such employee.

24.6        The Executive shall not, during the period of 12 months after the Termination Date employ or enter into partnership or association with or retain the services of any Skilled Employee for the purposes of any Competitive Business.

24.7        The Executive shall not, during the period of 12 months after the Termination Date, carry on or be interested in Competitive Business in competition with the Company in the Territory whether as principal, agent, director, partner, proprietor, employee or otherwise.

24.8        The period of time of the restrictions under this Clause 24 shall be reduced by the length of any period of garden leave the Executive may be required to take pursuant to this Agreement. In the event that the period of the restrictions is so reduced, the Contact Period shall mean the 12 month period ending with the date on which the Executive’s garden leave commences.

24.9        The Executive agrees that he will, at the request of the Company, enter into a direct agreement or undertaking with any Group Company whereby he will accept restrictions corresponding to the restrictions contained in this Clause 24 (or such of them as may be appropriate in the circumstances) in relation to such products and services and such areas and for such period as such Group Company may reasonably require for the protection of its legitimate interests.

24.10     Each of the restrictions contained in this Clause 24 arc considered reasonable by the Company and the Executive as being no greater than is required for the protection of the goodwill of the business of the Company and the Group and are intended to be separate and severable. In the event that any of the said restrictions shall be held void, but would be valid if part of the wording thereof were deleted, such restriction shall apply with such deletion as may be necessary to make it valid and effective.

25           PREVIOUS CONTRACTS

25.1        This Agreement is in substitution for any previous contract of service or for services between any Group Company and the Executive which shall be deemed to have been terminated by mutual consent with effect from the Commencement Date (the date of Admission). The Executive agrees to execute any other documents reasonably requested to confirm and verify termination of any such prior agreements.

26           THIRD PARTIES

26.1        This Agreement is entered into by the Company for itself and as agent and trustee for each Group Company. Save for the parties to this Agreement and any Group Company, no person who is not a party to this Agreement shall have rights to enforce this Agreement.

27           NOTICES

27.1        Notices by either party must be in writing addressed:

(a)           to the Company at its registered office for the time being or its US Corporate offices in Birmingham, Alabama; and

(b)	to the Executive at his place of work or at the address set out in this Agreement or such other address as the Executive may from time to time have notified in writing to the Company for the purpose of this Clause.

27.2        Notices will be effectively served:

(a)	on the day of receipt, where any hand-delivered letter or (in the case of the Company) a facsimile transmission is received on a business day before or during normal working hours;

(b)	on the following business day, where any hand-delivered letter or (in the case of the Company) facsimile transmission is received either on a business day after normal working hours or on any other day;

(c)	on the second business day following the day of posting from within the United Kingdom of any letter sent by first class prepaid mail; or

(d)	on the fifth business day following the day of posting to an overseas address of any prepaid airmail letter.

28           INTERPRETATION

28.1        The headings in this Agreement are for convenience only and are not to be used as an aid to construction of this Agreement.

28.2        Reference to provisions of statutes, rules or regulations shall be deemed to include references to such provisions as amended, modified or re-enacted from time to time.

28.3        In this Agreement the masculine gender shall be deemed to include the feminine gender when appropriate.

28.4        It is the desire and intent of the parties hereto that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction or arbitrator to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

29           VARIATION

29.1        No variation or agreed termination of this Agreement shall be effective unless it is in writing and signed by the parties (or their authorised representatives).

30           COUNTERPARTS

30.1        This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall constitute a duplicate original, but all the counterparts shall together constitute the one agreement.

30.2        No counterpart shall be effective until each party has executed and delivered at least one counterpart.

31           GOVERNING LAW AND JURISDICTION

31.1        To the extent not pre-empted by federal law, this Agreement and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and interpreted in accordance with laws of the State of Alabama and the parties hereby submit to the jurisdiction of the federal and state courts of or sitting in or having jurisdiction over Shelby County in the State of Alabama, and agree that any litigation in respect of this Agreement shall be subject to venue in any such court in the State of Alabama.

This Deed has been executed by or on behalf of the parties and has, on the date stated at the beginning of this Deed, been delivered as a Deed.

SIGNED AS A DEED	)

on the date hereof	)

by the Company	)

acting by:	)

/s/ M.K. Thomas
Director

SIGNED AS A DEED	)	B. Gray

on the date hereof	)

by the Executive	)	by his lawful attorney

in the presence of:	)	M.K Thomas (Martin Thomas)

/s/ Richard Pyke
Richard Pyke
Solicitor
London EC2A 2HB